

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2010

Via U.S. Mail

John G. Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

> **Re: Amyris, Inc.**
> **Amendment N.3 to Registration Statement on Form S-1**
> **Filed: June 28, 2010**
> **File No.: 333-166135**

Dear Mr. Melo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Without more information, we are not able to evaluate fully whether the concurrent private offerings to Red Mountain Jet, LLC and Total Gas & Power USA SAS should not be integrated with the initial public offering. Given that it does not appear as though you maintained prior business or investment relationships with either entity, please provide additional support for your belief that your previous discussions with Red Mountain and Total is sufficient for establishing a "substantive pre-existing relationship" as contemplated in Release 8828 and Compliance and Disclosure Interpretation 139.25. Provide a detailed account of the method by which you solicited these party's interests and explain why the investors decided to invest in Amyris during the pendency of this

offering. With respect to the issuance of Series D preferred stock to Total, also address the impact that the IPO-pricing provisions has on your conclusion that Total's interest in its acquisition of the Series D Shares was not related to the publicly-filed registration statement.

2. To the extent that you have any financial information available for the quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss such information.

Summary Consolidated Financial Data, page 10

3. Please tell us what consideration you gave to including pro forma EPS information that reflects the impact of the transactions noted in your Pro Forma as Adjusted consolidated balance sheet information.

Business, page 75

Transportation Fuels, page 89

4. We have considered your responses to comment 20 of our letter dated May 13, 2010 and comment five of our letter dated June 9, 2010. We believe the disclosure on page 90 relating to the third party testing of your fuel using ASTM International certification metrics constitutes "expertised" disclosure. Please identify the third party by name and file a consent from the third party. Alternatively, you may elect to delete the reference to the third party.

Note 19. Subsequent Events, page F-49

5. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.

6. We note that the conversion terms of your Series D preferred stock are subject to change based upon your initial public offering price. Please revise to disclose what consideration you gave to these terms in determining whether there is a beneficial conversion feature or an embedded derivative.

7. Please revise to disclose that the Series D preferred stock and the Amyris Brasil shares are not included in the pro forma stockholders' equity information presented on your consolidated balance sheet.

Exhibit 5.1 – Form of Opinion of Fenwick & West LLP

8. We note your response to comment 10 of our letter dated June 9, 2010. For this offering, we object to a qualification that implies that the board has not taken all

required action prior to the issuance and sale of the securities covered by the registration statement. Please have counsel revise the opinion accordingly.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or in her absence me at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Daniel J. Winnike, Esq.
       Fenwick & West LLP
       via facsimile at (650) 938-5200